Dear Federal Signal Stockholders: It is our pleasure to report another year of outstanding performance by the businesses of Federal Signal, an ever-healthier balance sheet, and strong returns for our investors. Highlights from this past year include record sales and profits for our Environmental Solutions Group; the most successful year for our Public Safety Systems business since 2009; the reinstatement of a quarterly stock dividend by our board of directors; and a Company market capitalization that reached approximately $1 billion. Federal Signal has been building momentum, and with our sights set on the road ahead, we are focused on our growth in 2015. Gaining momentum

In our letter last year, we shared our outlook that Federal Signal's strong financial performance in 2013 would continue into 2014. To the credit of our employees, dealers, and customers, our actual performance exceeded our expectations.

Our financial results last year were, of course, a product of the successful performance of our businesses. Marked increases in orders, strong sales, and a robust **consolidated operating margin** fueled our impressive results.

Our reported orders of $957.4 million in 2014 showed a healthy 14% increase on prior-year levels. The improved order levels contributed to a strong backlog of $328.2 million at the end of 2014, which is 7% higher than the prior year.

Consolidated net sales increased by $67.2 million, or 8%, to $918.5 million in 2014, and consolidated operating income jumped 31% to $92.6 million. 2014 adjusted income from continuing operations rose 40%, to $59.1 million, which equates to adjusted earnings per share of $0.93 – up 39% from $0.67 per share in 2013.[1]

The improvements in performance in 2014 contributed to **strong operating cash flow** of $72.2 million. With this cash flow, we continued to pay down debt, reducing our outstanding debt balance by 45%, from $92.1 million at the end of 2013 to $50.2 million at the end of 2014. As a result, interest expense in 2014 of $3.8 million was 57% lower than 2013 levels, and our debt leverage ratio at the end of 2014 was 0.5 times adjusted EBITDA versus 1.1 times adjusted EBITDA in 2013.[1]

To further demonstrate our commitment to **enhancing stockholder value,** we also paid quarterly dividends totaling $5.6 million in 2014. Our board recently announced that it had doubled the dividend. During 2014, we also repurchased approximately 700,000 shares of our stock at a cost of $10.3 million. The remaining board authorization of $79.7 million represents approximately 8% of our market capitalization.

Even with the aforementioned debt payments, funding of dividends, and share repurchases, we have **ample liquidity** to continue to support our business needs and strategies, invest in organic growth opportunities, fund new product development, and prudently consider potential acquisitions.

39% increase in year over year adjusted earnings per share [1]

31% increase in operating income over 2013 to $92.6 million

14% increase in orders over 2013 to $957.4 million

8% increase in net sales over 2013 to $919 million

Operating Margin


12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
2.0%
4.8%
6.4%
8.3%
10.1%
2010
2011
2012
2013
2014

Comparative Stockholder Returns [2]


$300
$250
$200
$150
$100
$50
$0
2010
2011
2012
2013
2014
FSS
Russell 2000
S&P Midcap 400
S&P Industrials

Adjusted Earnings Per Share from Continuing Operations [1]


$1.10
$1.00
$0.90
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
$0.19
$0.35
$0.67
$0.93
2011
2012
2013
2014

[1] *Certain non-GAAP measures referenced in this letter are reconciled in the Company's earnings release of March 2, 2015 or the Form 10-K filed with the SEC on the same date, or in the Company's investor presentation, filed with the SEC on March 9, 2015, also available on the Company's website.*

[2] *This graph assumes that the value of the investment in the Company's common stock, and in each index, was $100 on December 31, 2009 and assumes reinvestment of all dividends through December 31, 2014.*

Integrated Systems, ConocoPhilips Jasmine Project


Bronto Skylift, Pink Anzac Bridge, Sydney, Australia


Public Safety Systems, Valor™SpectraLux Multicolor LED

Successful performance of our businesses, coupled with our ongoing 80/20 efficiency initiatives, continued to drive improvement in operating margin: consolidated operating margin improved from 8.3% in 2013 to 10.1% in 2014, achieving the 10% goal we previously set for the enterprise. We have recently increased that goal to 12%. We also smartly employed our capital resources, as reflected in about a 300 basis point improvement in the return on our capital.[1]

Our **Environmental Solutions Group** saw orders increase 18%, or $85.9 million; net sales increase $62.6 million, or 13%; and operating income grow 41% for the year, with strong demand for Elgin and Vactor products. In addition to near record orders, **Elgin** experienced record operating income for its second straight year. **Vactor** expanded its facility to add a dedicated assembly line for its HXX hydro-excavation trucks. As a result, Vactor saw a 35% improvement in assembly hours per HXX unit and doubled its annual production capacity for these trucks. Combined with an overall 8% increase in plant productivity, these factors contributed to shipments of Vactor products exceeding 2013 output. **Jetstream** recently unveiled its new 600 HP water blaster at an industry trade show and has booked its first orders.

Orders increased for our **Safety and Security Systems Group** by 7% in 2014, or $15.5 million. Within this group, the **Public Safety Systems** business—which includes our **Vama** business headquartered in Spain—recorded its best year since 2009 and increased its market share. It also continues to make progress with its strategy to "upfit" police vehicles. Our **Integrated Systems** business, which engineers, integrates, and services audible and visual signaling, communication and security equipment systems for offshore, marine, industrial and government facilities, enjoyed record growth last year and increased its presence nationally and internationally with multiple large-scale projects, including U.S. nuclear plants and oil production facilities in Canada and the Middle East.

Within our **Fire Rescue Group, Bronto Skylift** designs, manufactures and sells truck-mounted hydraulic aerial ladder platforms, with more than 6,500 units delivered to fire brigades and industrial customers in more than 120 countries over the years. Bronto's total orders last year increased 15%, largely due to successful efforts to increase its North American industrial sales. After investing in upgrades to manufacturing facilities in 2014, we expect to see future improvements in production metrics.

Staffed with skilled, factory-trained technicians, our **FS Solutions** centers offer parts, service, and rebuilds for most makes and models of industrial vacuum trucks and water blasters, as well as a large selection of used and refurbished vacuum trucks, water blasting rentals, parts and automation tools. Starting in 1996 with a single location in Houston, FS Solutions has grown to 11 service centers across the U.S. supporting our industrial customers. The most recent center opened in 2014 in Williston, North Dakota's Bakken oil shale region.


Vactor HXX Prodigy® Hydroexcavator

We know that **innovation** is one key to our future success. Accordingly, we increased our R & D expenditure by over 51% in 2014, from $11.0 million to $16.6 million. Our dedicated innovation team spent thousands of hours over a six-month period conducting field research with contractors in gas, power, water and telecom markets. The team evaluated hundreds of new product ideas in our innovation lab. We are now developing prototypes for the most promising ideas. We continue to improve our existing products and expect to launch new offerings aimed at both the U.S. and foreign markets in 2015.

We also continue to invest in the education and development of our people. Last year, internal and external experts conducted training on subjects that included corporate governance, innovation processes, intellectual property, and other topics.

At Federal Signal, our stated mission is to provide products and services to protect people and our planet. One unique way we do that is through Elgin Sweeper's partnership with NASCAR Green, now in its second year. Elgin's Specialty Track Sweeper dries rain-soaked tracks, which saves fuel and helps NASCAR to reduce its carbon footprint. Internally, our Safety and Security Systems Group installed a paint pretreatment system that consumes fewer natural resources and uses environmentally-friendly chemicals.

In sum, Federal Signal achieved an exceptional year in 2014 and is poised to **build on our momentum** as we head into 2015 with healthy backlogs and good prospects for our business groups.

Thank you for your interest in and commitment to Federal Signal.



Innovation sessions



ELGIN

Elgin Sweeper celebrated its 100th year in 2014 and partnered with NASCAR Green

Annual Meeting

As we approach our annual stockholders' meeting on April 28, 2015, we encourage you to vote the proxy ballot you received either electronically or by mail, and we ask that you: (1) elect the eight directors recommended by the board; (2) provide advisory approval of our Company's named executive officer compensation; (3) approve the 2015 Executive Incentive Compensation Plan; and (4) ratify the appointment of Deloitte & Touche LLP as our Company's independent registered public accounting firm for 2015.

Dennis J. Martin
President and Chief Executive Officer



Jennifer L. Sherman
Senior Vice President and Chief Operating Officer



Brian S. Cooper
Senior Vice President and Chief Financial Officer



FEDERAL SIGNAL
Safety and Security Systems
Public Safety Systems

FEDERAL SIGNAL
Safety and Security Systems
Integrated Systems

FEDERAL SIGNAL VAMA
Safety and Security Systems

Victor

ELGIN VACTOR GUZZLER

Solutions Jetstream BRONTO SKYLIFT

This communication may contain information and expressions concerning the Company's future financial performance, business strategy, plans, goals and objectives. These expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning the Company's possible or assumed future performance or results of operations and are not guarantees and should not be relied upon as a predictor of actual results. While these statements are based on assumptions and judgments that management has made in light of industry experience as well as perceptions of historical trends, current conditions, expected future developments and other factors believed to be appropriate under the circumstances, they are subject to risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements to be materially different. We refer you to the discussion of risk factors that could affect future operating or financial performance in our most recent Form 10-K and other SEC filings. The Company disclaims any responsibility to update any forward-looking statements made herein.

FEDERAL SIGNAL
Protecting people and our planet

1415 West 22nd Street
Oak Brook, IL 60523
federalsignal.com

Published April 2015